Exhibit 15
Telvent Announces Fourth Quarter and
Fiscal Year 2009 Financial Results
The Company also Provides Guidance for FY 2010
•	Full Year Non-GAAP[1] Revenues Increase 9.4% to € 764.8 Million

•	Full Year Adjusted EBITDA of € 111.2 Million, an Increase of 35.3%

•	Cash Flow from Operations of € 45 million

•	Record in New Bookings during 2009, € 880.6 Million

•	Full Year Pro Forma Diluted EPS of € 1.51
February 19, 2010 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2009.
Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer, said, “We have succeeded in closing one of the most challenging years in decades, we believe that the worst may be over. In addition to the continued top line growth, we have significantly improved our operating margins, which combined with the positive cash flow from operations and the € 968 million in backlog; make us feel confident to begin 2010.”
He continued, “Once again, our customers have continued to put their trust in us, as demonstrated by our new bookings. We have also continued to strengthen our position in all our regions, getting new projects of significant strategic importance.”
Fiscal Year 2009 Highlights
Revenues for the fiscal year 2009 were € 764.8 million, an increase of 9.4%, compared to € 698.8 million reported for fiscal year 2008.
Gross margin for the fiscal year 2009 was 34.7%, compared to 26.7% in the fiscal year 2008.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the fiscal year 2009 was € 111.2 million, or 14.5% of total 2009 revenues, compared to € 82.2 million and 11.8% reported in the prior year.

[1]	Each of the financial measures described in this press release is an unaudited and non-GAAP financial measure and reconciliation of each such measure to the most directly comparable unaudited GAAP financial measure is set forth in this release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results.

Operating margin for the fiscal year 2009 was 12.4%, compared to 10.2% in fiscal year 2008.
Net income for fiscal year 2009 was € 51.3 million, 37.0% above the € 37.5 million reported in fiscal year 2008. Both basic and diluted earnings per share (EPS) for the fiscal year 2009 were € 1.51, compared to € 1.25 in the fiscal year 2008. Basic and diluted EPS were determined by using a weighted average number of shares outstanding of 33,985,411 and 34,094,159, respectively, for the fiscal year 2009. The weighted average number of shares outstanding for the fiscal year 2008 was 30,096,995.
The accumulated bookings for the fiscal year 2009 were € 880.6 million, representing a 13.8% increase from € 773.5 million reached in 2008.
Backlog, representing the portion of signed contracts for which performance is pending, was € 967.8 million as of December 31, 2009, reflecting 15.9% growth over the € 834.9 million in backlog at the end of December 2008.
Pipeline, measured as management’s estimates of real opportunities for the following twelve to eighteen months, is approximately € 3.4 billion.
As of December 31, 2009, cash and cash equivalents were € 92.9 million and total debt, including € 51.8 million of net credit line due to related parties, amounted to € 359.9 million, resulting in a net debt position of € 267.0 million. As of December 31, 2008, the Company’s net debt position was € 249.9 million, representing a change in net debt position of € (17.1) million.
For the fiscal year 2009, the Company generated cash from operating activities (excluding interest paid) of € 45.0 million and a net of € 35.5 million from other assets (mainly restricted cash and credit line receivable with related parties). Cash was used to pay dividends in the amount of € 13.6 million; to pay interest of € 23.9 million; in acquisitions for a total of € 30.9 million and to pay recurrent CAPEX of € 26.0 million.
Fourth Quarter 2009 Highlights
Revenues for the fourth quarter of 2009 were € 209.0 million, compared to € 254.4 million in the fourth quarter of 2008.
Gross margin was 34.0% for the fourth quarter of 2009, while gross margin in the fourth quarter of 2008 was 29.1%.
Adjusted EBITDA for the fourth quarter of 2009 were € 32.6 million, or 15.6% of total revenues for the period, compared to € 43.9 million and 17.3% in the fourth quarter of 2008.
Operating margin for the fourth quarter of 2009 was 13.6%, compared to 15.7% in the fourth quarter of 2008.
Net income for the fourth quarter of 2009 was € 19.8 million, compared to € 19.6 million reported in the fourth quarter of 2008. Basic and diluted EPS for the fourth quarter of 2009 were € 0.59 and € 0.58, respectively, compared to basic and diluted EPS of € 0.60 in the same quarter of 2008. Basic and diluted EPS were determined by using a weighted average number of shares outstanding in the fourth quarter of 2009 of 33,723,197 and 34,094,159, respectively. The weighted average number of shares outstanding in the fourth quarter of 2008 was 32,656,021.
New order bookings, or new contracts signed, during the fourth quarter of 2009 totaled € 177.7 million, compared to € 296.6 million recorded in the same period of 2008.
Business Outlook
For fiscal year 2010, we expect organic revenue growth to be between the range of 3% and 5%. Gross margin is expected to be between the range of 34.5% and 35.5%. Adjusted EBITDA margin is expected to range between 14% and 15%, while operating margin is expected to range between 12% and 13%. Finally, diluted EPS is expected to be in the range of € 1.60 to € 1.63. Diluted EPS were determined by using an expected weighted average number of shares issued and outstanding in the fiscal year 2010 of 34,094,159 shares.
Business Highlights
Energy
Some of the most relevant projects signed during the fourth quarter of 2009 were as follows:
•	Contract to provide a new Distribution Management System (DMS) for the University of Michigan. Telvent’s DMS, one of our Smart Operations solutions and part of our comprehensive Smart Grid Solution suite, is expected to help the University achieve its goal of energy sustainability and serve as an example for its community, businesses, other universities and individuals. In addition to the development, installation and start-up of the new DMS, Telvent will integrate the DMS with the university’s electric system supervisory control and data acquisition (SCADA) system and ArcFM™ geographic information system (GIS) applications.

•	Contract signed with Shell Pipeline Company LP to deliver a system to control the company’s pipeline oil products transport network. The new Telvent SCADA system is expected to operate with full functionality from any of the geographically dispersed operations centers to control Shell’s network of long-haul pipelines and complex interconnected systems — enabling redundant control to optimize uptime. The system is designed to be modified as needed to assure compliance with future industry and safety standards.

•	New project awarded by Petrochina, the main hydrocarbon operator of China, for the automation of several pipeline expansions. Through these expansion projects, Telvent will control the transmission of gas in the North East and South West regions of China and the transportation of crude oil and products in the West. Telvent will support this expansion of critical infrastructure by installing its turn-key OASyS SCADA that will allow Petrochina to realize centralized data management and control in real-time, which is expected to improve operations, efficiency and security.

Finally, during the fourth quarter of 2009, Telvent Supervisory SCADA System was the first one selected by the U.S. Department of Homeland Security (DHS) to Participate in a Testing and Integration Project, aimed at ensuring critical IT security and infrastructure protection in multivendor environments. Telvent will support DHS’ Control Systems Security Program’s mission to reduce risks associated with control systems that command the nation’s vital water, gas, oil, and electric networks. Driven by similar initiatives such as the Smart Grid, which require technologies from multiple vendors to function securely together, the MVA project will assess vulnerabilities and risks created by the integration of technologies and platforms from different vendors, by producing best practices and security guidance for asset owners planning to deploy and integrate next-generation critical infrastructure control systems.
Transportation
During the fourth quarter of 2009 some of the significant contracts signed were:
•	The project awarded by the Brazilian Transportation and Infrastructures Authority (DNIT) to enhance road safety on its transportation infrastructures by installing Telvent SmartMobilityTM Tunnel solution on El Morro Alto Tunnels, which are part of DNIT’s ambitious plan to improve tunnel infrastructures over Brazilian roads. DNIT operators in charge of operation and maintenance of both tunnels, will have continuous awareness of what is happening inside the tunnel, and will have the ability to diagnose and control traffic in real time and be prepared to respond quickly and appropriately to any emergency situation. This technological deployment should lead to a substantial improvement in incident response times and more efficient management of maintenance plans, which, in turn, should lead to a decrease in accident rates and an increase in users’ safety.

•	Project awarded by the Brazilian company, Metro Rio, to Implement New Control Systems for Brazil’s Metro Rio Subway Lines. Telvent will provide a turn-key solution that includes installation and implementation of infrastructure for monitoring the equipment located in the stations and substations. Telvent SCADA OASyS supervisory control and data acquisition system will be implemented in the main control center and in all the local control centers at every passenger station. Included is a Wi-Fi network for hand-held access for energy supply and auxiliary systems supervision and control.

•	Extension of the contract with the Department of Transportation of New York, for providing support in the operation of the mobility management center in New York for an additional year. Telvent staff will provide its expertise in mobility management to the various departments of transportation, traffic and police in New York with the aim of improving center efficiency and improving road safety in the City.
Environment
During the fourth quarter of 2009, significant contracts signed were:
•	Extension of the contract with Alberta Transportation, in Canada, for the installation, maintenance and operation of five new RWIS stations in Stoney Trail, Calgary. The contract includes installation of five new RWIS towers on bridges in the Calgary area. It also includes a 5 year maintenance and operation period and weather forecasting services provided by Telvent DTN.
•	Contract with the City of Winnipeg, Canada, to build and test the backup SCADA system in its Control Center in McPhillips. Subsequently, the current OASyS SCADA system will be transferred to the new water treatment plant Deacon.
During the fourth quarter of 2009, the U.S. Patent and Trademark office awarded Telvent DTN a patent recognizing its unique and configurable weather alerting technology, which provides automated notification of weather impacts based on subscriber-defined parameters. In addition, Telvent was also ranked first in a report compiled by ForecastWatch.com measuring probability of precipitation (POP) forecasts. The study used the Brier Score, which ranks both accuracy and resolution, to compare five major weather service providers’ one-day-out POP forecasts.
Agriculture
All revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. Our subscription retention rates remain above 90% in our Agriculture segment, which exemplifies the resilience of this business segment.
We have over 580,000 subscribers to our business information in our Agriculture segment, including 40,000 of the largest farm producers who are paying for premium content, 15,000 originators including the top elevators, ethanol plants and feedlots, and over 1,500 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the year 2009, transactions involving more than 63 million bushels of grain were transacted through our grains trading portal between our almost 1,000 agribusiness portal locations and our almost 30,000 registered portal producers.
Global Services
•	Agreement with Banco Santander for the renewal of maintenance services, technical services, systems integration, placement and supply.

•	Project with Endesa in Spain to provide valuable consulting reports related to trends in the different energy markets, such as carbon capture and storage, solar, wind power, smart grid and electric vehicles, among others.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
•	Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of such UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.

•	Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.

•	Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.

•	Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
Conference Call Details
Manuel Sanchez, Chairman and CEO and Barbara Zubiria, Chief Accounting and Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss fourth quarter and fiscal 2009 results, which will be simultaneously webcast, at 11:00 A.M. Eastern Time / 5:00 P.M. Madrid Time on Friday, February 19, 2010.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 55506795.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider that improves the efficiency and reliability of the world’s premier organizations. The company serves markets critical to the sustainability of the planet, including the energy, transportation, agriculture, and environmental sectors. (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +1 301 354 4680

Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 18, 2009 and amended on October 1, 2009, and updated, if applicable, by Telvent’s Quarterly Reports on Form 6-K for the quarter ended March 31, 2009, June 30, 2009 and September 30, 2009 filed with the Securities and Exchange Commission on May 21, 2009, August 27, 2009 and November 30, 2009, respectively. Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this press release after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this press release may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€ 92,893	€ 67,723
Restricted cash	—	18,085
Other short-term investments	758	589
Derivative contracts	2,622	8,046
Accounts receivable (net of allowances of € 1,122 as of December 31, 2009 and € 2,386 as of December 31, 2008)	66,450	152,951
Unbilled revenues	320,919	218,271
Due from related parties	8,762	18,322
Inventory	20,432	19,562
Other taxes receivable	18,974	18,565

	As of	As of
	December 31,	December 31,
	2009	2008
Deferred tax assets	14,514	5,885
Other current assets	5,694	5,573

Total current assets	€ 552,018	€ 533,572
Deposits and other investments	7,476	7,595
Investments carried under the equity method	6,472	6,596
Property, plant and equipment, net	81,549	73,861
Long-term receivables and other assets	10,732	8,586
Deferred tax assets	30,789	26,726
Other intangible assets, net	184,359	48,444
Goodwill	234,404	345,345
Derivative contracts long-term	831	498

Total assets	€ 1,108,630	€ 1,051,223

Liabilities and equity:
Current liabilities:
Accounts payable	€ 264,368	€ 294,947
Billings in excess of costs and estimated earnings	61,989	45,253
Accrued and other liabilities	15,951	16,927
Income and other taxes payable	24,526	27,770
Deferred tax liabilities	2,687	2,422
Due to related parties	63,915	29,105
Current portion of long-term debt	17,621	27,532
Short-term debt	97,335	56,728
Short-term leasing obligations	8,822	8,041
Derivative contracts	4,788	8,694

Total current liabilities	€ 562,002	€ 517,419
Long-term debt less current portion	171,202	193,495
Long-term leasing obligations	13,043	18,599
Derivative contracts long-term	1,430	4,877
Other long term liabilities	29,516	37,745
Deferred tax liabilities	50,093	5,238
Unearned income	1,360	1,233

Total liabilities	€ 828,646	€ 778,606

Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2009	2008

Commitments and contingencies	—	—

Redeemable non-controlling interest	—	20,020

Equity:
Non-controlling interest	208	97
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury stock, at cost; September 11, 2009 — 370,962 shares	(4,707)	—
Additional paid-in-capital	94,481	89,696
Accumulated other comprehensive income (loss)	(24,967)	(25,363)
Retained earnings	112,514	85,712

Total shareholders’ equity	€ 279,776	€ 252,500

Total Equity	€ 279,984	€ 252,597

Total liabilities and shareholders’ equity	€ 1,108,630	€ 1,051,223

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008

Revenues	€ 227,469	€ 267,009	€ 791,053	€ 724,613
Cost of revenues	157,384	195,021	526,889	538,641

Gross profit	€ 70,085	€ 71,988	€ 264,164	€ 185,972

General and administrative	32,068	21,186	117,583	67,430
Sales and marketing	4,474	4,586	25,261	21,677
Research and development	1,168	5,327	14,079	19,067
Depreciation and amortization	9,564	6,076	29,981	14,561

Total operating expenses	€ 47,274	€ 37,175	€ 186,904	€ 122,735

Income from operations	22,811	34,813	77,260	63,237
Interest expense	(8,258)	(7,415)	(31,327)	(18,160)
Interest income	70	(6)	307	28
Other financial income (expense), net	(2,321)	(6,661)	(6,877)	(5,212)
Income from companies carried under equity method	153	(39)	(71)	270
Other income (expense), net	(55)	(1,919)	(1,128)	(1,919)

Total other income (expense)	€ (10,411)	€ (16,040)	€ (39,096)	€ (24,993)

Income before income taxes	12,400	18,773	38,164	38,244
Income tax expense (benefit)	(3,869)	3,617	(1,087)	6,890

Net income	€ 16,269	€ 15,156	€ 39,251	€ 31,354

Loss/(profit) attributable non-controlling interests	35	688	(175)	(1,144)

Net income attributable to the parent company	€ 16,304	€ 15,844	€ 39,076	€ 30,210

Earnings per share
Basic net income attributable to the parent company per share	€ 0.48	€ 0.49	€ 1.15	€ 1.00

Diluted net income attributable to the parent company per share	€ 0.48	€ 0.49	€ 1.15	€ 1.00

Weighted average number of shares outstanding
Basic	33,723,197	32,656,021	33,985,411	30,096,995
Diluted	34,094,159	32,656,021	34,094,159	30,096,995

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income attributable to the parent company	€ 39,076	€ 30,210	€ 24,877
Less (loss)/profit attributable to non-controlling interest	175	1,144	268

Net income	39,251	31,354	25,145
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities:
Depreciation and amortization	32,065	14,923	10,902
Income/loss from investment carried under the equity method	71	(270)	—
Net foreign exchange (gains) losses	9,265	(2,993)	1,324
Allowance for doubtful accounts	1,406	2,324	(411)
Interest accrued	4,223	2,048	—
Deferred income taxes	(16,952)	(2,797)	(4,848)
Non-controlling interests	175	1,144	268
Stock and extraordinary compensation plans	2,509	1,808	1,735
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(10,390)	(11,231)	693
Other tax receivable	(7,265)	—	—
Inventory	629	4,930	(3,102)
Unbilled revenues	(94,495)	(27,627)	(89,534)
Related parties trade receivables and other assets	(14,020)	8,950	18,642
Other assets	(31)	—	—
Billing in excess of costs and estimated earnings	15,334	(13,681)	9,626
Accounts payable, accrued and other liabilities, related parties trade payable	60,776	34,465	46,556
Due to temporary joint ventures	(1,338)	935	(2,817)

Net cash provided by (used in) operating activities	€ 21.038	€ 43,138	€ 13,911

Cash flows from investing activities:

Restricted cash — guaranteed deposit of long term investments and commercial transactions	18,147	(9,662)	(545)
Due from related parties	17,416	17,661	(11,632)
Purchase of property, plant & equipment	(9,835)	(7,478)	(2,948)
Investment in intangible assets	(16,404)	(1,890)	—
Acquisition of subsidiaries, and non-controlling interests, net of cash	(29,652)	(147,920)	(32,414)
Disposal / (acquisition) of investment	(1,000)	(4,211)	(5,281)

Net cash provided by (used in) investing activities	€ (21,328)	€ (153,500)	€ (52,820)

Cash flows from financing activities:
Proceeds from long-term debt	25,000	57,512	371
Proceeds from sale and lease-back transaction	—	—	25,315
Repayment of long-term debt	(52,655)	(1,635)	(4,284)
Proceeds from short-term debt	40,978	4,701	40,134
Repayment of short-term debt	(8,912)	(22,815)	(15,737)
Dividends paid to Shareholders	(12,274)	(9,951)	(8,774)

	Year Ended December 31,
	2009	2008	2007
Dividends paid to non controlling interest	(1,283)	(1,231)	—
Proceeds from issuance of common stock, net	—	78,510	—
Proceeds (repayments) of government loans	(102)	(467)	(844)
Purchase of treasury stock	(4,707)	—	—
Due to related parties	38,553	348	7,770

Net cash provided by (used in) financing activities	€ 24,598	€ 104,972	€ 43,951

Net increase (decrease) in cash and cash equivalents	€ 24,308	€ (5,390)	€ 5,042
Net effect of foreign exchange in cash and cash equivalents	862	(642)	(519)
Cash and cash equivalents at the beginning of period	60,792	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346	8,235

Cash and cash equivalents at the end of period	€ 92,893	€ 67,723	€ 73,755

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	12,359	7,275	5,853
Interest	23,936	17,547	12,068
Non-cash transactions:
Capital leases	4,189	4,295	2,780

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Year Ended
	December 31,		December 31,
US GAAP	2009	2008	2009	2008

Revenues
Energy	€ 83,501	€ 71,819	€ 239,892	€ 198,364
Transportation	72,123	111,417	244,430	295,182
Environment	11,602	20,354	55,535	46,951
Agriculture	18,951	15,277	77,481	15,277
Global Services*	41,292	48,142	173,715	168,839

	€ 227,469	€ 267,009	€ 791,053	€ 724,613

Gross Margin
Energy	24.5%	33.2%	30.8%	27.2%
Transportation	18.0	14.6	21.9	20.0
Environment	62.7	30.7	40.7	26.1
Agriculture	78.2	76.8	78.2	76.8
Global Services*	35.2	28.7	30.8	28.9

	30.8%	27.0%	33.4%	25.7%

	Three months ended		Year Ended
	December 31,		December 31,
Non-GAAP	2009	2008	2009	2008

Revenues
Energy	€ 83,294	€ 71,645	€ 241,017	€ 199,484
Transportation	53,848	99,928	217,184	268,323
Environment	14,333	20,673	58,600	48,366
Agriculture	18,951	15,277	77,481	15,277
Global Services*	38,578	46,908	170,470	167,345

	€ 209,004	€ 254,431	€ 764,752	€ 698,795

Gross Margin
Energy	27.1%	33.2%	31.3%	27.2%
Transportation	22.8	18.3	24.5	22.2
Environment	50.3	31.2	38.7	25.3
Agriculture	78.2	76.8	78.2	76.8
Global Services*	36.8	29.5	31.4	29.2

	34.0%	33.2%	34.7%	26.7%

*	During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. In light of our recent acquisition of DTN, we created a new Agriculture segment. All prior period results appearing in the segment information table included in this release have been restated to conform to our new business segments.

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008

Reconciliation of Non-GAAP Revenues:
Revenues	€ 227,469	€ 267,009	€ 791,053	€ 724,613
Joint Venture adjustment	(18,465)	(12,578)	(26,301)	(25,818)

Non-GAAP Revenues	209,004	254,431	764,752	698,795

Reconciliation of Non-GAAP Gross Margin:

Gross Margin	30.8%	27.0%	33.4%	25.7%
Joint Venture adjustment effect on margin	3.2	2.1	1.3	1.0

Non-GAAP Gross Margin	34.0	29.1	34.7	26.7

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company	€ 16,304	€ 15,844	€ 39,076	€ 30,210
Loss/(profit) attributable non-controlling interests	(35)	(688)	175	1,144
Income tax expense (benefit)	(3,869)	3,617	(1,087)	6,890
Other income (expense), net	55	1,919	1,128	1,919
Income from companies carried under equity method	(153)	39	71	(270)
Other financial income (expense), net	2,321	6,661	6,877	5,212
Interest income	(70)	6	(307)	(28)
Interest expense	8,258	7,415	31,327	18,160
Depreciation and amortization	9,564	6,076	29,981	14,561

EBITDA	32,375	40,889	107,241	77,798
Adjustments
Stock compensation plan expense adjustment	392	451	2,509	1,805
Joint Venture effect adjustment	(698)	2,084	(545)	693
Amortization included above EBITDA	490	469	1,995	1,870

Adjusted EBITDA	32,559	43,893	111,200	82,166

Reconciliation of Non-GAAP Income from Operations:
Income from Operations	€ 22,811	€ 34,813	€ 77,260	€ 63,237
Joint Venture adjustment effect	(753)	2,084	(545)	693
Stock compensation plan expense adjustment	392	451	2,509	1,805
Amortization of Intangibles adjustment	5,902	2,683	15,600	5,772

Non-GAAP Income from Operations	28,352	40,031	94,824	71,507

Reconciliation of Non-GAAP Operating Margin:

Operating Margin	10.0%	13.0%	9.8%	8.7%
Joint Venture effect	0.8	0.0	0.3	0.5
Stock compensation plan expenses effect on margin	0.2	1.7	0.3	0.2
Amortization of Intangibles effect on margin	2.6	1.0	2.0	0.8

Non-GAAP Operating Margin	13.6	15.7	12.4	10.2

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€ 16,304	€ 15,844	€ 39,076	€ 30,210
Joint Venture effect	(395)	718	(298)	211
Stock compensation plan expenses	392	451	2,509	1,805
Amortization of Intangibles	5,902	2,683	15,600	5,772
Mark to market of derivatives	(652)	1,687	(462)	1,858
Fiscal effect of previous adjustments	(1,750)	(1,819)	(5,096)	(2,381)

Non-GAAP Net income attributable to the parent company	19,801	19,564	51,329	37,475

Reconciliation of Non-GAAP Earnings per Share:
GAAP Basic net Earnings per share	€ 0.48	€ 0.49	€ 1.15	€ 1.00
Joint Venture effect on EPS	(0.01)	0.03	(0.01)	0.02
Stock compensation plan expenses effect on EPS	0.01	0.01	0.07	0.06
Amortization of Intangibles effect on EPS	0.18	0.08	0.46	0.19
Mark to market of derivatives effect on EPS	(0.02)	0.05	(0.01)	0.06
Fiscal effect of previous adjustments effect on EPS	(0.05)	(0.06)	(0.15)	(0.08)

Non-GAAP Basic net Earnings per share	0.59	0.60	1.51	1.25
GAAP Diluted net Earnings per share	€ 0.48	€ 0.49	€ 1.15	€ 1.00
Joint Venture effect on EPS	(0.01)	0.03	(0.01)	0.02
Stock compensation plan expenses effect on EPS	0.01	0.01	0.07	0.06
Amortization of Intangibles effect on EPS	0.17	0.08	0.46	0.19
Mark to market of derivatives effect on EPS	(0.02)	0.05	(0.01)	0.06
Fiscal effect of previous adjustments effect on EPS	(0.05)	(0.06)	(0.15)	(0.08)

Non-GAAP Diluted net Earnings per share	0.58	0.60	1.51	1.25